801 California Street	650.988.8500
Mountain View, CA 94041	Fenwick.com
Robert A. Freedman
rfreedman@fenwick.com | 650.335.7292

June 24, 2022

BY EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Jordan Nimitz
Celeste Murphy
Franklin Wyman
Lynn Dicker

Re:	Third Harmonic Bio, Inc.

Draft Registration Statement on Form S-1

Submitted May 16, 2022

CIK No. 0001923840

Ladies and Gentlemen:

We are submitting this letter on behalf of Third Harmonic Bio, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 13, 2022 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001923840) confidentially submitted to the Commission on May 16, 2022 (the “Draft Registration Statement”). This letter is being submitted together with Confidential Draft No. 1 of the Draft Registration Statement (“Draft No. 1”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by email, copies of this letter and Draft No. 1, marked to show changes from the previous submission of the Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted May 16, 2022

Cover Page

1.

We note that you intend to apply to list your common stock on the Nasdaq Global Market. Please revise to state whether such listing is a condition of the offering. If such listing is not a condition of the offering, discuss the liquidity implications for participants in the offering.

In response to the Staff’s comment, we have revised the Draft Registration Statement on the cover page and on pages 9, 57, 163 and 172 to state that the listing of our common stock on Nasdaq is a condition of the offering.

U.S. Securities and Exchange Commission

June 24, 2022

Prospectus Summary, page 1

2.

We note your statement that you intend to initiate certain trials following “anticipated regulatory clearance.” Please revise your disclosure to remove any implications that your product candidate will receive regulatory approval. Please also balance your disclosure here to state when you anticipate submitting your clinical trial applications, that there is no guarantee that your application will be approved, and that even if it is, there is no guarantee that your trials will begin within your anticipated timeframe.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 78, 97, 98, 104 and 109 of the Draft Registration Statement.

3.

We note that you plan to seek regulatory approval to commercialize THB001 or any future product candidates in the United States. However, it is unclear from the disclosure whether you have applied to the FDA for an IND for this drug. Please advise. If you do not have an IND for this drug, please specifically state so in your disclosure, and provide an estimated timeline for your IND application.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 19, 78, 97, 98, 104 and 109 of the Draft Registration Statement.

4.

You make several statements throughout your prospectus that imply the efficacy of your product candidates. Efficacy determinations are solely within the authority of the FDA (or applicable foreign regulator) and are assessed throughout all clinical trial phases. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise or remove these and similar statements/inferences throughout your prospectus:

•

Any statements implying that your products improved or may potentially improve symptoms or outcomes, such as “TBH001 was able to produce notable airway improvements in a rat model of allergic asthma” or “the administration of THB001 demonstrated statistically significant mast cell suppression”;

•	Any statements referencing “promising”, “favorable”, or “strong” results from your studies; and

•

Any statements referencing your product’s “potential” to affect symptoms or outcomes, such as “THB001 has the potential to minimize these off-target effects and enable us...” or its “ability to potentially treat a range of mast cell mediated skin, respiratory and gastrointestinal conditions...”

In response to the Staff’s comment, the Company has revised its disclosure throughout the Draft Registration Statement to remove or clarify statements that may imply efficacy of its product candidates.

5.	Please revise your pipeline to include, in distinct columns, all the phases yet to be completed. Clarify, by product and indication, to which stage each has been developed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 98 of the Draft Registration Statement.

U.S. Securities and Exchange Commission

June 24, 2022

Use of Proceeds, page 70

6.

We note that the use of proceeds may vary significantly from your current intentions depending on a number of factors and management “will have broad discretion in the application of the net proceeds.” Please revise your disclosure to comply with Instruction 7 to Item 504 of Regulation S-K, or delete the reservation regarding the use of proceeds from this section and from the risk factor on page 61.

In response to the Staff’s comment, the Company has removed the risk factor on page 61 of the Draft Registration Statement and revised its disclosure on page 70 of the Draft Registration Statement.

7.

We note your statement that the net proceeds of this offering will not be sufficient for you to fund any of your products through regulatory approval and that you will need to raise substantial additional capital to complete the development of your product candidates. Please revise your use of proceeds disclosure to indicate how far you expect the proceeds to progress each of the listed uses. If you will not be able to complete the related trials and address the related development costs with the proceeds of the offer, please disclose that these goals will not be achievable without additional funding and state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Draft Registration Statement to clarify that it will not be able to complete clinical development, obtain regulatory approval or commercialize any of its product candidates without substantial additional capital. The Company further advises the Staff that it will provide disclosure regarding how long it expects its cash proceeds from this offering to last and expected timing of regulatory filings and clinical trial initiations in a subsequent amendment.

Certain Relationships and Related Party Transactions, page 115

8.	We note your consulting agreements with Mark Iwicki and Martin Seidel. Please disclose the nature of the consulting services provided by Mr. Iwicki and Mr. Seidel in each of these agreements.

In response to the Staff’s comment, the Company has revised its disclosure on page 152 of the Draft Registration Statement.

Government Regulation, page 117

9.

We note your disclosure throughout your prospectus that you intend to market THB001 in the United States and the European Union, that you have an existing “CTA,” and intend to submit a clinical trial application for your Phase 1b trial. Please briefly describe how the drug approval process works in the European Union, including the significance of a clinical trial application within this jurisdiction, the steps required to receive approval, and the steps you have taken to date to receive approval. Please also disclose in the related portion of the Business Section what “CTA” stands for, when you received approval for your existing CTA and when you intend to submit your clinical trial application.

U.S. Securities and Exchange Commission

June 24, 2022

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 78, 97, 98, 99, 103, 104, 109, 123, 124, 125, 126 and 127 of the Draft Registration Statement.

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, that have been presented to date by the Company to potential investors. The Company will supplementally provide any further such materials that contain substantive changes from the materials provided supplementally pursuant to this comment.

*******

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (650) 335-7292, or in my absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
FENWICK & WEST LLP

cc:	Natalie Holles, Chief Executive Officer

Robert Ho, Chief Financial Officer

Third Harmonic Bio, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP